VEON appoints Joop Brakenhoff as Group Chief Financial Officer Amsterdam, 15 March 2023: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from 1 May 2023. Joop will replace Serkan Okandan whose three-year contract as Group CFO is set to expire at the end of April 2023. Serkan will continue to serve VEON as a special advisor to the Group CEO and CFO. Serkan Okandan has been an integral part of VEON's success over the past three years, contributing to the company's growth and financial stability as the Group CFO. With him at the helm of Group’s financial management, VEON has achieved a solid balance sheet, a strong liquidity position, and increasingly self-sufficient operating companies that deliver growth while optimizing their costs. Joop brings more than 35 years of experience to VEON, including serving most recently as the Company’s Group Chief Internal Audit & Compliance Officer and prior to that, Head of Internal Audit. Under his leadership, VEON continued to maintain high ethics and compliance standards led by the tone at the top while transforming its business model. As the Group CFO, Joop will continue to report to VEON’s Group CEO, Kaan Terzioglu. Commenting on the appointment, Kaan Terzioglu said: “In the past three years, I have had the privilege of serving with both Serkan and Joop as two valued members of the Group executive team. I would like to thank Serkan for his dedication, expertise, and hard work, which have had an immense role in taking VEON to where it is today. I look forward to working with him in his advisory capacity in which he will continue to serve VEON with his expertise and experience. I also welcome Joop to the Group CFO role, a new phase in his many years of service to VEON, and wish him every success. With his extensive background in finance and audit and proven leadership skills including many years of service to VEON, I am confident that he will help take the Group to even greater heights.” Joop Brakenhoff said: “I am excited to serve VEON as the Group CFO as we bring the benefits of digital connectivity to hundreds of millions in dynamic emerging markets, while maintaining a strong financial position and best-in-class corporate governance. I look forward to building on the solid foundations established in our operational and financial management, and sustaining the transparent and trust- based relationship we have with our investors and financial counterparts.” Joop joined VEON in January 2019 from Heineken International, where he was the head of Global Audit. Joop has also held senior Finance and Audit roles at Royal Ahold, prior to which he was Chief Financial Officer of Burg Industries B.V. Joop started his career at KPMG in 1985 where he worked for nine years in a variety of audit roles. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact information Anna Ivanova-Galitsina pr@veon.com Julian Tanner Julian.tanner@tuvapartners.com